Pricing supplement No. 281ZZ To prospectus dated October 10, 2006, prospectus supplement dated November 13, 2006 and product supplement ZZ dated December 19, 2007	Registration Statement No. 333-137902 Dated December 21, 2007; Rule 424(b)(2)

Deutsche Bank AG, London Branch

$1,400,000

ASIA 4 Appreciation Securities due December 19, 2008

General

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The securities do not pay coupons. Instead, the securities will pay at maturity an amount determined by the relative strength of the U.S. dollar (USD), which we refer to as the “reference currency,” compared to the following currencies: the Korean Won, the Indian Rupee, the Chinese Renminbi and the Malaysian Ringgit, which we refer to as the “ASIA 4 Basket Currencies.”

•	The ASIA 4 Basket Currencies are equally weighted (25% each).
•	The face amount of each security is $1,000.
•	The securities do not guarantee any return of your initial investment. Investors should be willing to lose some or all of the face amount of their securities if the Basket Performance is negative.
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At maturity, if the Basket Performance is greater than zero, we will pay a base amount of $1,000 per $1,000 security face amount, plus $1,000 multiplied by the Basket Performance (as defined below) multiplied by the Participation Rate (as defined below). If the Basket Performance is zero, we will pay $1,000 per security face amount. If the Basket Performance is less than zero, we will pay $1,000 plus $1,000 multiplied by the Basket Performance, and you will lose some or all of your initial investment. Any such amounts will be paid in U.S. dollars.

•	The securities are senior unsecured obligations of Deutsche Bank AG, London Branch due December 19, 2008.
•	The minimum denomination of the securities is $1,000.
•	The securities priced on December 21, 2007 and are expected to settle on or about December 28, 2007.

Investing in the securities involves a number of risks not associated with an investment in conventional debt securities. See “Selected Risk Considerations” beginning on page PS-6 in this pricing supplement and “Risk Factors” in the accompanying product supplement.

Key Terms

Issuer:	Deutsche Bank AG, London Branch
Calculation Agent:	Deutsche Bank AG, London Branch
ASIA 4 Basket Currencies:	The securities are linked to an equally weighted basket of the following currencies:
•	the Korean Won (“KRW”),
•	the Indian Rupee (“INR”),
•	the Chinese Renminbi (“CNY”), and
•	the Malaysian Ringgit (“MYR”)
each an “ASIA 4 Basket Currency.”
Basket currency weights:	The weight of each ASIA 4 Basket Currency is 25%.
Reference currency:	U.S. dollar.
Participation Rate:	110%.
Payment at Maturity:	At maturity, you will receive a cash payment for each $1,000 security face amount as follows:

If the Basket Performance is greater than zero, the face amount of $1,000 plus the $1,000 security face amount multiplied by the Basket Performance multiplied by the Participation Rate or $1,000 + $1,000 x Basket Performance x Participation Rate.

If the Basket Performance is equal to zero, then $1,000.

If the Basket Performance is less than zero, the face amount of $1,000 plus the $1,000 security face amount multiplied by the Basket Performance or $1,000 + $1,000 x Basket Performance.

You will lose some or all of your investment at maturity if the Basket Performance is negative.

Basket Performance:	The Basket Performance is equal to the arithmetic mean of the ASIA 4 Basket Currency Performance for each of the ASIA 4 Basket Currencies.

ASIA 4 Basket Currency Performance:	For each ASIA 4 Basket Currency, the ASIA 4 Basket Currency Performance will be the performance of each ASIA 4 Basket Currency, calculated as follows:

ASIA 4 Basket Currency Starting Level – ASIA 4 Basket Currency Ending Level
ASIA 4 Basket Currency Starting Level

ASIA 4 Basket Currency Starting Level:	For each ASIA 4 Basket Currency, the Spot Rate for such ASIA 4 Basket Currency on the Trade Date. On the Trade Date, the Spot Rate for each of the ASIA 4 Basket Currencies equaled:
•	943.0000 for KRW;
•	39.5700 for INR;
•	7.3572 for CNY, and
•	3.3561 for MYR.

ASIA 4 Basket Currency

Ending Level:	For each ASIA 4 Basket Currency, the Spot Rate for such ASIA 4 Basket Currency on the Final Valuation Date.

Spot Rate:

For each ASIA 4 Basket Currency on any Business Day, the spot exchange rate for such ASIA 4 Basket Currency against the U.S. dollar, quoted as the number of units of such ASIA 4 Basket Currency per 1 U.S. dollar, as determined by the calculation agent on such Business Day by reference to the Rate Source (as set forth below).

Rate Source:	The Rate Source for each of the ASIA 4 Basket Currencies is defined below under “Historical Information.”
Trade Date:	December 21, 2007.
Final Valuation Date:	December 12, 2008.
Maturity Date:	December 19, 2008.

CUSIP:	2515A0 MD 2
ISIN:	US2515A0MD27

Deutsche Bank AG has filed a registration statement (including a prospectus) with the Securities and Exchange Commission, or SEC, for the offering to which this pricing supplement relates. Before you invest, you should read the prospectus in that registration statement and the other documents relating to this offering that Deutsche Bank AG has filed with the SEC for more complete information about Deutsche Bank AG and this offering. You may obtain these documents without cost by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, Deutsche Bank AG, any agent or any dealer participating in this offering will arrange to send you the prospectus, each prospectus supplement, product supplement and this pricing supplement if you so request by calling toll-free 1-800-332-6939.

You may revoke your offer to purchase the securities at any time prior to the time at which we accept such offer by notifying the applicable agent. We reserve the right to change the terms of, or reject any offer to purchase the securities prior to their issuance. We will notify you in the event of any changes to the terms of the securities, and you will be asked to accept such changes in connection with your purchase. You may also choose to reject such changes in which case we may reject your offer to purchase.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of the securities or passed upon the accuracy or the adequacy of this pricing supplement or the accompanying prospectus supplements and prospectus. Any representation to the contrary is a criminal offense.

	Price to Public	Discounts and Commissions(1)	Proceeds to Us
Per Security	$1,000.00	$0.00	$1,000.00
Total	$1,400,000.00	$0.00	$1,400,000.00
(1)

In no event will the discounts and commissions received by Deutsche Bank Securities Inc. and Deutsche Bank Trust Company Americas exceed $10 per $1,000 principal amount. For more detailed information about discounts and commissions, please see “Supplemental Underwriting Information” on the last page of this pricing supplement.

The securities are not bank deposits and are not insured by the Federal Deposit Insurance Corporation or any other governmental agency.

CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities Offered	Maximum Aggregate Offering Price	Amount of Registration Fee
Notes	$1,400,000.00	$42.98

Deutsche Bank Securities	Deutsche Bank Trust Company Americas

ADDITIONAL TERMS SPECIFIC TO THE SECURITIES

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You should read this pricing supplement together with the prospectus dated October 10, 2006, as supplemented by the prospectus supplement dated November 13, 2006 relating to our Series A global notes of which these securities are a part, and the more detailed information contained in product supplement ZZ dated December 19, 2007. You may access these documents on the SEC website at www.sec.gov as follows (or if such address has changed, by reviewing our filings for the relevant date on the SEC website):

•	Product supplement ZZ dated December 19, 2007:

http://www.sec.gov/Archives/edgar/data/1159508/000119312507268321/d424b21.pdf

•	Prospectus supplement dated November 13, 2006:

http://www.sec.gov/Archives/edgar/data/1159508/000119312506233129/d424b3.htm

•	Prospectus dated October 10, 2006:

http://www.sec.gov/Archives/edgar/data/1159508/000095012306012432/u50845fv3asr.htm

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Our Central Index Key, or CIK, on the SEC website is 0001159508. As used in this pricing supplement, “we,” “us” or “our” refers to Deutsche Bank AG, including, as the context requires, acting through one of its branches.

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This pricing supplement, together with the documents listed above, contains the terms of the securities and supersedes all other prior or contemporaneous oral statements as well as any other written materials including preliminary or indicative pricing terms, correspondence, trade ideas, structures for implementation, sample structures, brochures or other educational materials of ours. You should carefully consider, among other things, the matters set forth in this pricing supplement and in “Risk Factors” in the accompanying product supplement, as the securities involve risks not associated with conventional debt securities. We urge you to consult your investment, legal, tax, accounting and other advisers before deciding to invest in the securities.

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No action has been or will be taken by us, the Agent or any dealer that would permit a public offering of the securities or possession or distribution of this pricing supplement or the accompanying prospectus supplement or prospectus in any jurisdiction, other than the United States, where action for that purpose is required. Neither this pricing supplement nor the accompanying prospectus supplement and prospectus may be used for the purpose of an offer or solicitation by anyone in any jurisdiction in which such offer or solicitation is not authorized or to any person to whom it is unlawful to make such an offer or solicitation.

SUMMARY

Hypothetical Examples of Amounts Payable at Maturity

The following table illustrates hypothetical payments at maturity for a $1,000 face amount security depending on hypothetical returns of the equally-weighted basket of ASIA 4 Basket Currencies relative to the U.S. dollar, applying a Participation Rate of 110%. The hypothetical payments at maturity set forth below are for illustrative purposes only and may not be the actual payment at maturity applicable to the securities. You should consider carefully whether the securities are suitable for your investment goals. The numbers in the table below have been rounded for ease of illustration.

Hypothetical Basket Performance	Hypothetical Performance Return	Hypothetical Payment at Maturity	Hypothetical Percent Return
20%	$220	$1,220	22%
18%	$198	$1,198	20%
16%	$176	$1,176	18%
14%	$154	$1,154	15%
12%	$132	$1,132	13%
10%	$110	$1,110	11%
8%	$88	$1,088	9%
6%	$66	$1,066	7%
4%	$44	$1,044	4%
2%	$22	$1,022	2%
0%	$0	$1,000	0%
-2%	-$20	$980	-2%
-4%	-$40	$960	-4%
-6%	-$60	$940	-6%
-8%	-$80	$920	-8%
-10%	-$100	$900	-10%
-12%	-$120	$880	-12%
-14%	-$140	$860	-14%
-16%	-$160	$840	-16%
-18%	-$180	$820	-18%
-20%	-$200	$800	-20%
-50%	-$500	$500	-50%
-100%	-$1,000	$0	-100%

The following hypothetical examples illustrate how the hypothetical payments at maturity set forth in the table above are calculated.

Example 1: The Basket Performance is 12%. Because the Basket Performance is positive, the investor receives a payment at maturity of $1,132 per $1,000 face amount of securities calculated, as follows:

Payment at maturity per $1,000 face amount of securities  =

$1,000  +  ($1,000  x  Basket Performance  x  Participation Rate), or  $1,000  +  ($1,000  x  12%  x  110%)  =  $1,132

Example 2: The Basket Performance is zero. Because the Basket Performance is zero, the investor receives a payment at maturity of $1,000 per $1,000 face amount of securities calculated, as follows:

Payment at maturity per $1,000 face amount of securities  =  $1,000

Example 3: The Basket Performance is -10%. Because the Basket Performance is negative, the investor receives a payment at maturity of $900 per $1,000 face amount of securities calculated, as follows:

Payment at maturity per $1,000 face amount of securities  =  $900

$1,000 + ($1,000 x Basket Performance),

or $1,000 + ($1,000 x -10%) = $900

SELECTED PURCHASE CONSIDERATIONS

Appreciation Potential

The securities provide the opportunity to enhance returns by multiplying any positive Basket Performance by 110%. If the Basket Performance is greater than zero at maturity, you will receive, for each $1,000 security face amount, a return on your investment equal to the $1,000 security face amount multiplied by the Basket Performance multiplied by the Participation Rate. If the Basket Performance is equal to zero, you will receive only $1,000 for each $1,000 security face amount at maturity. If the Basket Performance is negative, you will lose some or all of your investment. Because the securities are senior unsecured obligations, payment of any amount at maturity is subject to our ability to pay our obligations as they become due.

Diversification Among The ASIA 4 Basket Currencies

The return on the securities is linked to the performance of an equally-weighted basket of Asian currencies, the ASIA 4 Basket Currencies, and the terms of the securities enable you to participate in increases in the value of the ASIA 4 Basket Currencies relative to the U.S. dollar during the term of the securities.

Certain U.S. Federal Income Tax Consequences

You should review carefully the section in the accompanying product supplement entitled “Certain U.S. Federal Income Tax Consequences,” which is hereby modified as follows:

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The first sentence of the section entitled “Tax Treatment of the Securities” is replaced with the following: “You and we agree (in the absence of an administrative determination or judicial ruling to the contrary) to treat the securities as prepaid financial contracts for U.S. federal income tax purposes.”

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The section entitled “Tax Consequences to U.S. Holders—Possible Application of Section 1256 of the Code” is renamed “Tax Consequences to U.S. Holders—Possible Application of Section 1256 or Section 1258 of the Code,” and the following sentences are added to the end of that section: “There is also a significant risk that the securities might be viewed as constituting a ‘conversion transaction’ within the meaning of Section 1258 of the Code. If Section 1258 were to apply, some or all of any gain recognized with respect to the securities could be treated as ordinary income, notwithstanding any election under Section 988 of the Code.”

The tax consequences of an investment in the securities are subject to substantial uncertainty. Unless otherwise stated the remainder of this discussion assumes that treatment of the securities as prepaid financial contracts is respected.

Because of the application of certain rules and regulations relating to foreign currency instruments under Section 988 of the Code, gain or loss on the sale, exchange or retirement of the securities should be treated as ordinary in character unless you make a valid election pursuant to the applicable Treasury regulations on or before the date on which you acquire your securities to treat such gain or loss as capital (a “988 election”). The deductibility of capital losses is subject to certain limitations.

To make a 988 election, you must, in accordance with detailed procedures set forth in the regulations under Section 988 of the Internal Revenue Code of 1986, as amended (the “Code”), either (a) on the date you acquire your securities, clearly identify them on your books and records as being subject to such an election and file the relevant statement verifying such election with your federal income tax return or (b) otherwise obtain independent verification. You should consult your tax adviser regarding the conditions and procedures for making this election.

It is possible that the securities might be treated as “foreign currency contracts” within the meaning of Section 1256 of the Code. If Section 1256 were to apply, you would be required to mark your securities to market at the end of each year (i.e., recognize income as if the securities had been sold for fair market value). Under this treatment, if applicable, gain or loss recognized with respect to your securities, including on marking to market, should be ordinary in character unless you have made a 988 election with respect to the securities. If you make that election and Section 1256 applies, gain or loss recognized with respect to your securities, including on marking to market, should be treated as 60% long-term capital gain or loss and 40% short-term capital gain or loss, without regard to the period during which you held your securities, subject to possible application of Section 1258 of the Code, as discussed in the following paragraph.

There is a significant risk that the securities might be viewed as constituting a “conversion transaction” within the meaning of Section 1258 of the Code. If Section 1258 were to apply, some or all of any gain recognized with respect to the securities could be treated as ordinary income, notwithstanding a 988 election.

If the Internal Revenue Service (the “IRS”) were successful in asserting a different treatment for the securities from that discussed above, the timing and/or character of income on the securities might differ materially and adversely. We do not plan to request a ruling from the IRS, and no assurance can be given that the IRS or a court will agree with the tax treatment described in this free writing prospectus and the accompanying product supplement.

In addition, on December 7, 2007, the Treasury Department and the IRS released a notice requesting comments on a number of issues related to “prepaid forward contracts” and similar instruments, such as the securities. Any Treasury regulations or other guidance promulgated after consideration of these issues might materially and adversely affect the tax consequences of an investment in the securities for both U.S. and non-U.S. investors, possibly retroactively.

On December 7, 2007, the IRS also released a revenue ruling holding that a financial instrument with some arguable similarity to the securities is properly treated as a debt instrument denominated in a foreign currency.

We believe that the securities are distinguishable in meaningful respects from the instruments described in the revenue ruling. If, however, the reach of the revenue ruling were to be extended, it could materially and adversely affect the tax consequences of an investment in the securities for U.S. holders, possibly retroactively.

Under current law, the United Kingdom will not impose withholding tax on payments made with respect to the securities.

For a discussion of certain German tax considerations relating to the securities, you should refer to the section in the accompanying prospectus supplement entitled “Taxation by Germany of Non-Resident Holders.”

We do not provide any advice on tax matters. Both U.S. and non-U.S. holders should consult their tax advisers regarding all aspects of the U.S. federal tax consequences of investing in the securities (including alternative treatments and the issues presented by the December 7, 2007 notice and ruling), as well as any tax consequences arising under the laws of any state, local or non-U.S. taxing jurisdiction.

SELECTED RISK CONSIDERATIONS

An investment in the securities involves significant risks. Investing in the securities is not equivalent to investing directly in the ASIA 4 Basket Currencies. The return on your securities may be less than the return that you might achieve were you to invest in the ASIA 4 Basket Currencies directly. You should also consider the “Risk Factors” in the accompanying product supplement dated December 19, 2007.

Your Investment in the Securities May Result in a Loss.

The securities do not guarantee any return of your initial investment. To the extent the ASIA 4 Basket Ending Level does not exceed the ASIA 4 Basket Starting Level, you will lose a portion of your initial investment in the securities, and you may lose your entire investment. This will be true even if the level of the ASIA 4 Basket Currencies is higher than the ASIA 4 Basket Starting Level at some time during the term of the securities but is below the ASIA 4 Basket Starting Level on the Final Valuation Date. The securities are not bank deposits and are not insured by the Federal Deposit Insurance Corporation or any other governmental agency.

The Securities Do Not Pay Coupons

The terms of the securities differ from those of ordinary debt securities in that we will not pay interest on the securities. Because of the variable nature of the payment due at maturity, the return on your investment in the securities (the effective yield to maturity) may be less than the amount that would be paid on an ordinary debt security. The securities have been designed for investors who are willing to forgo market floating interest rates on the securities in exchange for an amount based on the performance of a basket of currencies relative to the U.S. dollar.

Currency Market Risk

The return on the securities at maturity is linked to the performance of the ASIA 4 Basket Currencies and will depend on whether, and the extent to which, the Basket Performance is positive. Any positive Basket Performance will depend on the aggregate performance of the ASIA 4 Basket Currencies relative to the U.S. dollar. The value of the securities will be affected by movements in the value of the selected currencies against the U.S. dollar, and variations in the exchange rates of one or more of the ASIA 4 Basket Currencies may be moderated or more than offset by variations in the exchange rates of other ASIA 4 Basket Currencies. The Payment at Maturity will only be $1,000 per $1,000 security face amount if the Basket Performance of the ASIA 4 Basket Currencies relative to the U.S. dollar is zero. If the Basket Performance is negative, you will lose some or all of your investment.

Market Disruptions May Adversely Affect Your Return

The calculation agent may, in its sole discretion, determine that an event has occurred that prevents it from valuing one or more ASIA 4 Basket Currency or the amount we will pay you at maturity of the securities, in the manner initially provided for herein. These events may include disruptions or suspensions of trading in the markets as a whole or general inconvertibility or non-transferability of one or more currency. If the calculation agent, in its sole discretion, determines that any of these events prevents us or our affiliates from determining such value or amount in the ordinary manner, the calculation agent will determine such value or amount in a commercially reasonable manner and in accordance with general market practice, which may adversely affect the return on your securities. For example, if the source for an exchange rate is not available on the Final Valuation Date, the calculation agent will determine the exchange rate for such date and such determination may adversely affect the return on your securities.

Changes in the Value of the Equally Weighted ASIA 4 Basket Currencies May Offset Each Other

Movements in the exchange rates of the ASIA 4 Basket Currencies may not correlate with each other. As a result, the return on your investment cannot be assured by positive movements in only some of the ASIA 4 Basket Currencies. Any gain in one position may be offset by a loss in another position. Accordingly, the performance will be based on the appreciation or depreciation of the ASIA 4 Basket Currencies as a whole group. A positive return in one position may be offset, in whole or in part, by a negative return of a lesser, equal or greater magnitude in another position, resulting in an aggregate Basket Performance equal to or less than zero.

You can review a table of the historical exchange rates of each of the ASIA 4 Basket Currencies for each calendar quarter in the period from January 1, 2002 through December 21, 2007, as reported by Bloomberg Financial Markets for such periods, and related graphs for each of the ASIA 4 basket currencies for the period from January 1, 2002 through December 21, 2007 and a graph of the historical performance of the basket relative to the U.S. dollar for the period from January 1, 2002 through December 21, 2007 under “Historical Information.” You cannot predict the future performance of any of the ASIA 4 Basket Currencies relative to the U.S. dollar or of the basket as a whole, or whether the strengthening of any of the ASIA 4 Basket Currencies relative to the U.S. dollar will be offset by the weakening of other ASIA 4 Basket Currencies relative to the U.S. dollar, based on their historical performance. In addition, there can be no assurance that the final exchange rate of any of the ASIA 4 Basket Currencies will strengthen relative to the U.S. dollar, or that the sum of the performance values of the ASIA 4 Basket Currencies will be positive. If the Basket Performance is less than, or equal to, zero, at maturity you will only receive the $1,000 face amount with respect to each security you hold.

Currency Markets May Be Highly Volatile

Currency markets may be highly volatile, particularly in relation to emerging or developing nations’ currencies and, in certain market conditions, also in relation to developed nations’ currencies. Significant changes, including changes in liquidity and prices, can occur in such markets within very short periods of time. Foreign currency rate risks include, but are not limited to, convertibility risk and market volatility and potential interference by foreign governments through regulation of local markets, foreign investment or particular transactions in foreign currency. The ASIA 4 Basket Currencies’ exchange rates may be volatile and are affected by numerous factors specific to each foreign country. These factors may affect the values of the ASIA 4 Basket Currencies and the value of your securities in varying ways, and different factors may cause the values of the ASIA 4 Basket Currencies relative to the U.S. dollar and the volatility of their exchange rates to move in inconsistent directions at inconsistent rates. A weakening in the exchange rate of any of the ASIA 4 basket currencies relative to the U.S. dollar may have a material adverse effect on the value of the securities and your Payment at Maturity.

Currency Markets Are Subject to Legal and Regulatory Risks

Legal and regulatory changes could adversely affect the ASIA 4 Basket Currencies exchange rates. In addition, many governmental agencies and regulatory organizations are authorized to take extraordinary actions in the event of market emergencies. The effect of any future legal or regulatory action relating to the ASIA 4 Basket Currencies exchange rates is not possible to predict, but any such action could cause unexpected volatility and instability in currency markets with a substantial and adverse effect on the performance of the ASIA 4 Basket Currencies and, consequently, the value of the securities and your Payment at Maturity.

The ASIA 4 Basket Currencies Are Subject to Emerging Markets’ Political and Economic Risks

Some of the currencies included in the ASIA 4 Basket Currencies are those of emerging market countries, which are more exposed to the risk of swift political change and economic downturns than their industrialized counterparts. In recent years, those emerging markets have undergone significant political, economic and social change. Such far-reaching political changes have resulted in constitutional and social tensions and in some cases, instability and reaction against market reforms has occurred. With respect to any emerging or developing nation, there is the possibility of nationalization, expropriation or confiscation, political changes, government regulation and social instability. There can be no assurance that future political changes will not adversely affect the economic conditions of an emerging or developing market nation. Political or economic instability would likely have an adverse effect on the performance of the ASIA 4 Basket Currencies, and, consequently, the value of the securities and your Payment at Maturity.

If the Liquidity of the ASIA 4 Basket Currencies Is Limited, the Value of the Securities Would Likely Be Impaired

Currencies and derivatives contracts on currencies may be difficult to buy or sell, particularly during adverse market conditions. Reduced liquidity on the Final Valuation Date would likely have an adverse effect on the ASIA 4 Basket Currency Ending Level, and, therefore, on the return on your securities. Limited liquidity relating to the ASIA 4 Basket Currencies may also result in Deutsche Bank AG, London Branch being unable to determine the ASIA 4 Basket Currency Ending Level using its normal means. The resulting discretion in determining the ASIA 4 Basket Currency Ending Level could, in turn, result in potential conflicts of interest.

Suspension or Disruptions of Market Trading in the ASIA 4 Basket Currencies May Adversely Affect the Value of the Securities

The currency markets are subject to temporary distortions and disruptions due to various factors, including government regulation and intervention, the lack of liquidity in the markets, and the participation of speculators. These circumstances could adversely affect the exchange rates of the ASIA 4 Basket Currencies and, therefore, the value of the securities.

Potential Conflicts of Interest Exist

Deutsche Bank AG, London Branch is the Issuer of the securities and the calculation agent for the securities. Deutsche Bank AG, London Branch carries out calculations necessary to calculate the Basket Performance and maintains some discretion as to how such calculations are made, in particular if the Rate Source is not available. In addition, the Issuer may hedge its obligations under the securities. There can be no assurance that any determinations made by Deutsche Bank AG, London Branch in these various capacities will not affect the value of the securities or the performance of the ASIA 4 Basket Currencies.

Lack of Liquidity

The securities will not be listed on any securities exchange. Deutsche Bank AG or an affiliate intends to offer to purchase the securities in the secondary market but is not required to do so and may cease such market-making activities at any time. Even if there is a secondary market, it may not provide enough liquidity to allow you to trade or sell the securities easily. Because other dealers are not likely to make a secondary market for the securities, the price at which you may be able to trade your securities is likely to depend on the price, if any, at which Deutsche Bank AG or an affiliate is willing to buy the securities. The original issue price of the securities includes the agents’ commission and the estimated cost of hedging Issuer’s obligations under the securities through one or more of its affiliates. As a result, the price, if any, at which Deutsche Bank AG or its affiliates will be willing to purchase securities from you, prior to maturity, in secondary market transactions, if at all, will likely be lower than the original issue price, and such sale could result in a substantial loss to you. The securities are not designed to be short-term trading instruments. Accordingly, you should intend to hold the securities until maturity.

Many Economic and Market Factors Will Affect the Value of the Securities

In addition to the reference level of the exchange rates on any day, the value of the securities will be affected by a number of economic, market and political factors that may either offset or magnify each other, including:

•	the expected volatility of the ASIA 4 Basket Currencies and the reference currency;

•	the time to maturity of the securities;

•	the exchange rates and the volatility of the exchange rates between each ASIA 4 Basket Currency and the U.S. dollar;

•	interest and yield rates in the market generally and in the markets of the ASIA 4 Basket Currencies and the reference currency;

•	a suspension or disruption of market trading in any or all of the ASIA 4 Basket Currencies or the U.S. dollar;

•	a variety of economic, financial, political, regulatory or judicial events;

•	supply and demand for the securities; and

•	our creditworthiness, including actual or anticipated downgrades in our credit ratings.

We and Our Affiliates and Agents May Publish Research, Express Opinions or Provide Recommendations that Are Inconsistent with Investing in or Holding the Securities. Any Such Research, Opinions or Recommendations Could Affect the Basket Performance of the ASIA 4 Basket Currencies or the Market Value of the Securities

Deutsche Bank AG, its affiliates and agents publish research from time to time on financial markets and other matters that may influence the value of the securities, or express opinions or provide recommendations that are inconsistent with purchasing or holding the securities. Deutsche Bank AG, its affiliates and agents may have published research or other opinions that are inconsistent with the investment view implicit in the securities. Any research, opinions or recommendations expressed by Deutsche Bank AG, its affiliates or agents may not be consistent with each other and may be modified from time to time without notice. Investors should make their own independent investigation of the merits of investing in the securities and the appreciation potential of the ASIA 4 Basket Currencies.

Fluctuations in the Exchange Rates Between the U.S. Dollar and the ASIA 4 Basket Currencies Will Affect the Value of the Securities

The exchange rates between the ASIA 4 Basket Currencies and the U.S. dollar are the result of the supply of, and the demand for, those ASIA 4 Basket Currencies. Changes in the exchange rates result over time from the interaction of many factors directly or indirectly affecting economic and political conditions in the country of each ASIA 4 Basket Currency and the United States, including economic and political developments in other countries.

The U.S. Federal Income Tax Consequences of an Investment in the Securities Are Unclear.

There is no direct legal authority regarding the proper U.S. federal income tax treatment of the securities, and we do not plan to request a ruling from the IRS. Consequently, there is substantial uncertainty as to the tax treatment of the securities and no assurance can be given that the IRS or a court will agree with the treatment described herein. You should review carefully the section of this pricing supplement entitled “Certain U.S. Federal Income Tax Consequences.” As discussed therein, you and we agree (in the absence of an administrative determination or judiciary ruling to the contrary) to treat the securities as prepaid financial contracts for U.S. federal income tax purposes. If, however, the IRS were successful in asserting an alternative treatment, the tax consequences of ownership and disposition of the securities might be affected materially and adversely.

On December 7, 2007, the Treasury Department and the IRS released a notice requesting comments on a number of issues related to “prepaid forward contracts” and similar instruments, such as the securities. Any Treasury regulations or other guidance promulgated after consideration of these issues might materially and adversely affect the tax consequences of an investment in the securities for both U.S. and non-U.S. investors, possibly retroactively. On December 7, 2007, the IRS also released a revenue ruling holding that a financial instrument with some arguable similarity to the securities is properly treated as a debt instrument denominated in a foreign currency. We believe that the securities are distinguishable in meaningful respects from the instruments described in the revenue ruling. If, however, the reach of the revenue ruling were to be extended, it could materially and adversely affect the tax consequences of an investment in the securities for U.S. holders, possibly retroactively.

You should consult your tax adviser regarding the U.S. federal income tax consequences of an investment in the securities (including alternative treatments and the issues presented by the December 7, 2007 notice and ruling), as well as any tax consequences arising under the laws of any state, local or non-U.S. taxing jurisdiction.

HISTORICAL INFORMATION

The Spot Rate for the Korean Won on each date of calculation will be the Korean Won/U.S. dollar market average rate, expressed as the amount of Korean Won per one U.S. dollar, for settlement in two business days reported by the Korea Financial Telecommunications and Clearing Corporation which appears on the Reuters Screen “KFTC18” Page to the right of the caption “USD Today” that is available at approximately 3:30 p.m., Seoul time, or as soon thereafter as practicable, on such date of calculation.

The Spot Rate for the Indian Rupee on each date of calculation will be the Indian Rupee/U.S. dollar reference rate, expressed as the amount of Indian Rupees per one U.S. dollar, for settlement in two business days, reported by the Reserve Bank of India which appears on the Reuters Page “RBIB” at approximately 12:30 p.m., Mumbai time, or as soon thereafter as practicable, on such date of calculation.

The Spot Rate for the Chinese Renminbi on each date of calculation will be the Chinese Renminbi/U.S. dollar official fixing rate, expressed as the amount of Chinese Renminbi per one U.S. dollar, for settlement in two business days, reported by the People’s Bank of China, Beijing, People’s Republic of China, which appears on the Reuters Screen “SAEC” Page opposite the symbol “USDCNY=” at approximately 9:15 a.m., Beijing time, on such date of calculation.

The Spot Rate for the Malaysian Ringgit on each date of calculation will be the Malaysian Ringgit/U.S. dollar spot rate at 11:00 a.m. Singapore time, expressed as the amount of Malaysian Ringgit per one U.S. dollar, for settlement in two business days, reported by the Association of Banks in Singapore which appears on the Reuters Page “ABSIRFIX01” to the right of the caption “Spot” under the column “MYR” at approximately 11:30 a.m., Singapore time, on such date of calculation.

If any of the foregoing rate sources (“Rate Sources”) is unavailable with respect to any ASIA 4 Basket Currency, the Rate Source for such ASIA 4 Basket Currency shall be selected by the calculation agent in a commercially reasonable manner and in accordance with general market practice.

The following charts show the historical basket performance as well as the historical individual Spot Rates of each of the ASIA 4 Basket Currencies against the U.S. dollar. In each case the charts use Spot Rates which are based on Bloomberg end of day quotations for the period end dates set forth in the following tables and not the Rate Sources set forth above. These historical data are shown for the period from January 1, 2002 to December 21, 2007. These historical data are not indicative of the historical or future values of the Spot Rates (which are determined as set forth above) or of the historical or future performance of the Basket Performance and are for illustrative purposes only. We cannot give you any assurance that the Basket Performance of the ASIA 4 Basket Currencies will be greater than zero or that you will receive any return on your investment. Any historical upward or downward trend in the exchange rates set forth in the following charts during any period set forth below is not an indication that the Spot Rates or Basket Performance are more or less likely to increase or decrease at any time during the term of the securities. As set forth in the following tables, a high exchange rate for a given quarter indicates a weakening of the relevant ASIA 4 Basket Currency relative to the U.S. dollar, while a low exchange rate indicates a strengthening of that ASIA 4 Basket Currency relative to the U.S. dollar. The graphs following each ASIA 4 Basket Currency’s exchange rate table set forth the historical exchange rate performance of each respective ASIA 4 Basket Currency for the period from January 1, 2002 through December 21, 2007. The daily exchange rates published by Bloomberg Financial Markets may differ from the Spot Rates for the applicable ASIA 4 Basket Currency. We will not use Bloomberg Financial Markets to determine the applicable Spot Rate for each of the ASIA 4 Basket Currencies.

Korean Won

Historical High, Low and Period End Exchange Rates

January 1, 2002 through December 21, 2007

(expressed as units of Korean Won per U.S. dollar)

Korean Won	High	Low	Period End
2002
First Quarter	1,335.2	1,297.5	1,327.0
Second Quarter	1,332.6	1,198.5	1,201.3
Third Quarter	1,232.5	1,157.5	1,222.5
Fourth Quarter	1,267.5	1,183.0	1,185.7
2003
First Quarter	1,263.5	1,165.5	1,254.5
Second Quarter	1,261.0	1,181.7	1,193.1
Third Quarter	1,194.1	1,149.0	1,150.1
Fourth Quarter	1,210.6	1,144.9	1,192.1
2004
First Quarter	1,198.0	1,146.1	1,147.3
Second Quarter	1,194.2	1,140.3	1,155.5
Third Quarter	1,173.9	1,141.0	1,151.9
Fourth Quarter	1,155.5	1,035.0	1,035.1
2005
First Quarter	1,059.5	989.2	1,015.5
Second Quarter	1,034.5	994.5	1,034.5
Third Quarter	1,057.0	1,010.4	1,042.4
Fourth Quarter	1,062.3	1,006.1	1,010.0
2006
First Quarter	1,010.5	957.1	971.7
Second Quarter	972.4	927.4	948.7
Third Quarter	967.5	940.2	946.5
Fourth Quarter	966.7	913.1	930.0
2007
First Quarter	952.0	923.9	940.6
Second Quarter	940.9	922.4	923.6
Third Quarter	952.4	912.0	915.3
Fourth Quarter (through December 21, 2007)	943.7	902.1	943.0

Indian Rupee

Historical High, Low and Period End Exchange Rates

January 1, 2002 through December 21, 2007

(expressed as units of Indian Rupee per U.S. dollar)

Indian Rupee	High	Low	Period End
2002
First Quarter	48.8850	48.1950	48.8150
Second Quarter	49.0713	48.7500	48.8850
Third Quarter	48.9175	48.3700	48.3750
Fourth Quarter	48.4950	47.9235	47.9750
2003
First Quarter	48.0500	47.4500	47.4700
Second Quarter	47.5025	46.3600	46.4875
Third Quarter	46.4985	45.6950	45.7600
Fourth Quarter	45.9637	45.2100	45.6250
2004
First Quarter	45.7250	43.3700	43.6000
Second Quarter	46.2850	43.2800	46.0600
Third Quarter	46.5150	45.6250	45.9500
Fourth Quarter	45.9475	43.4400	43.4600
2005
First Quarter	44.0850	43.3050	43.7450
Second Quarter	43.8450	43.2625	43.4850
Third Quarter	44.1500	43.1300	44.0150
Fourth Quarter	46.3900	44.0575	45.0500
2006
First Quarter	45.1350	44.0200	44.6225
Second Quarter	46.5600	44.5500	46.0400
Third Quarter	47.0500	45.7700	45.9250
Fourth Quarter	45.9715	44.1300	44.2600
2007
First Quarter	44.6950	43.0250	43.4725
Second Quarter	43.2900	40.2850	40.7000
Third Quarter	41.7150	39.6200	39.7700
Fourth Quarter (through December 21, 2007)	39.8950	39.2500	39.5700

Chinese Renminbi

Historical High, Low and Period End Exchange Rates

January 1, 2002 through December 21, 2007

(expressed as units of Chinese Renminbi per U.S. dollar)

Chinese Renminbi	High	Low	Period End
2002
First Quarter	8.2775	8.2765	8.2774
Second Quarter	8.2776	8.2765	8.2771
Third Quarter	8.2772	8.2760	8.2772
Fourth Quarter	8.2775	8.2766	8.2770
2003
First Quarter	8.2778	8.2766	8.2774
Second Quarter	8.2776	8.2768	8.2775
Third Quarter	8.2779	8.2766	8.2770
Fourth Quarter	8.2773	8.2765	8.2767
2004
First Quarter	8.2776	8.2766	8.2770
Second Quarter	8.2773	8.2765	8.2766
Third Quarter	8.2770	8.2765	8.2765
Fourth Quarter	8.2768	8.2763	8.2765
2005
First Quarter	8.2768	8.2763	8.2764
Second Quarter	8.2767	8.2763	8.2764
Third Quarter	8.2765	8.0870	8.0920
Fourth Quarter	8.0930	8.0701	8.0702
2006
First Quarter	8.0704	8.0171	8.0172
Second Quarter	8.0320	7.9922	7.9943
Third Quarter	8.0068	7.8957	7.9041
Fourth Quarter	7.9190	7.8033	7.8051
2007
First Quarter	7.8195	7.7245	7.7257
Second Quarter	7.7385	7.6105	7.6132
Third Quarter	7.6120	7.4953	7.5061
Fourth Quarter (through December 21, 2007)	7.5201	7.3694	7.3572

Malaysian Ringgit

Historical High, Low and Period End Exchange Rates

January 1, 2002 through December 21, 2007

(expressed as units of Malaysian Ringgit per U.S. dollar)

Malaysian Ringgit	High	Low	Period End
2002
First Quarter	3.8015	3.7975	3.8005
Second Quarter	3.8040	3.7920	3.8005
Third Quarter	3.8025	3.7970	3.7995
Fourth Quarter	3.8025	3.7950	3.7995
2003
First Quarter	3.8000	3.7995	3.8000
Second Quarter	3.8003	3.7998	3.8000
Third Quarter	3.8000	3.8000	3.8000
Fourth Quarter	3.8000	3.8000	3.8000
2004
First Quarter	3.8000	3.8000	3.8000
Second Quarter	3.8025	3.7950	3.8000
Third Quarter	3.8049	3.7950	3.8000
Fourth Quarter	3.8030	3.7950	3.8000
2005
First Quarter	3.8050	3.7902	3.8000
Second Quarter	3.8025	3.7975	3.8000
Third Quarter	3.8000	3.7405	3.7690
Fourth Quarter	3.7812	3.7605	3.7795
2006
First Quarter	3.7797	3.6823	3.6831
Second Quarter	3.6975	3.5735	3.6745
Third Quarter	3.6965	3.6305	3.6880
Fourth Quarter	3.6980	3.5217	3.5280
2007
First Quarter	3.5300	3.4480	3.4575
Second Quarter	3.4913	3.3800	3.4525
Third Quarter	3.5265	3.3985	3.4075
Fourth Quarter (through December 21, 2007)	3.4095	3.3110	3.3561

SUPPLEMENTAL UNDERWRITING INFORMATION

Deutsche Bank Securities Inc. and Deutsche Bank Trust Company Americas, acting as agents for Deutsche Bank AG, will receive or allow as a concession to other dealers a commission of $10 per $1,000 security face amount. See the “Underwriting” section in the accompanying product supplement.

No action has been or will be taken by us, the Agent or any dealer that would permit a public offering of the securities or possession or distribution of this pricing supplement or the accompanying prospectus supplement or prospectus in any jurisdiction, other than the United States, where action for that purpose is required. No offers, sales or deliveries of the securities, or distribution of this pricing supplement or the accompanying prospectus supplement or prospectus or any other offering material relating to the securities, may be made in or from any jurisdiction except in circumstances which will result in compliance with any applicable laws and regulations and will not impose any obligations on us, the Agent or any dealer.

The Agent has represented and agreed, and each dealer through which we may offer the securities has represented and agreed, that it (i) will comply with all applicable laws and regulations in force in each non-U.S. jurisdiction in which it purchases, offers, sells or delivers the securities or possesses or distributes this pricing supplement and the accompanying prospectus supplement and prospectus and (ii) will obtain any consent, approval or permission required by it for the purchase, offer or sale by it of the securities under the laws and regulations in force in each non-U.S. jurisdiction to which it is subject or in which it makes purchases, offers or sales of the securities. We shall not have responsibility for the Agent’s or any dealer’s compliance with the applicable laws and regulations or obtaining any required consent, approval or permission.

We expect to deliver the securities against payment for the securities on or about the fourth business day following the Trade Date. Under Rule 15c6-1 under the Securities Exchange Act of 1934, as amended, trades in the secondary market generally are required to settle in three business days, unless the parties to a trade expressly agree otherwise. Accordingly, purchasers who wish to trade their securities on the Trade Date will be required, by virtue of the fact that we expect the securities initially to settle in four business days (T+4), to specify alternative settlement arrangements to prevent a failed settlement.

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